FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2005

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes     No X
         ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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Material Contained in this Report:

   I. English translation of a press release dated June 6, 2005, announcing the registrant's notice to repurchase up to 16,800,000 shares of common stock at a price of JPY 3,860 per share.

  II. English translation of a press release, dated June 7, 2005, announcing the results of the registrant's repurchase of 16,000,000 shares of common stock at a price of JPY 3,860 per share.

 III. English translation of the Japanese-language Notice of Convocation for the ordinary general shareholders' meeting for the fiscal year ended March 31, 2005, as distributed to shareholders on June 7, 2005.

  IV. English translation of a Report of Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on June 8, 2005.

   V. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on June 20, 2005.

  VI. English translation of Corrections to a Report of Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on June 22, 2005.

 VII. English translation of Corrections to a Report of Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on June 22, 2005.

VIII. English translation of a press release dated June 23, 2005, announcing the terms of share acquisition rights to be issued in connection with the grant of stock options.

  IX. English translation of the Japanese-language Notice of Resolutions adopted at the ordinary general shareholders' meeting on June 23, 2005.

   X. Executive summary of the Japanese-language Business Report for the fiscal year ended March 31, 2005.

  XI. Executive summary of the Japanese-language Securities Report submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 24, 2005.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             Toyota Motor Corporation



                                             By:    /s/ Masaki Nakatsugawa
                                                 -------------------------------
                                                 Name:  Masaki Nakatsugawa
                                                 Title: General Manager of
                                                        Accounting Division



Date:  June 24, 2005